Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,					Six Months Ended March 31,
(in thousands)	2008	2009	2010	2011	2012	2013
Fixed Charges Computation
Interest expensed and capitalized (1)	$23,092	$33,961	$55,908	$106,557	$38,809	$18,627
Amortized premiums, discounts, and capitalized expenses related to indebtedness	8,747	13,459	16,027	20,069	14,184	3,164
Reasonable approximation of interest within rental expense	3,180	3,377	3,670	3,323	3,106	1,712
Total Fixed Charges and Preferred Equity Dividends	$35,019	$50,797	$75,605	$129,949	$56,099	$23,503

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(166,432)	$(491,730)	$(46,390)	$(138,093)	$(16,454)	$(16,457)
Plus
Fixed charges	35,019	50,797	75,605	129,949	56,099	23,503
Minus
Interest capitalized	894	1,396	441	91	137	98
Total Earnings	$(132,307)	$(442,329)	$28,774	$(8,235)	$39,508	$6,948

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	N/A *	N/A *	0.38	N/A *	0.70	0.30

*                 Total earnings for these periods were less than zero dollars.  The deficiency of earnings to fixed charges for the years ended September 30, 2008, 2009, and 2011 were $167.3 million, $493.1 million, and $138.2 million, respectively.

(1)         Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.